FUSE SCIENCE, INC.

26135 N.W. 167th Street, #E-21

Miami Lakes, Florida 33015

June 22, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Jennifer Gowetski, Esq.
Folake Ayoula, Esq.

Re:	Fuse Science, Inc. (the “Company”)

Amendment No. 3 to Registration Statement

     on Form S-1 (the “Registration Statement”)

Filed: June 14, 2012

File No.: 333-179682

Ladies and Gentlemen:

In response to the Staff’s letter of June 21, 2012, the Company hereby files Amendment No. 4 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Note 9. Stockholders’ Equity

Warrants, page F-33

1.	We note your response to comment five of our letter dated June 7, 2012. We note that the dollar amount of common stock issued for detachable warrants as disclosed in Note 9 on page F-33 ($430,000) is still inconsistent with the $4,443,034 disclosed in the statement of changes in stockholders’ deficit on pages F-22 to F-23. Please revise to correct this apparent conflict.

We have reviewed the Staff’s comment and provide the following clarification. The number of shares issued as a result of warrants being exercised amounted to 7,917,601 shares as disclosed in the Financial Statements and Notes to the Financials. Of this total, 4,334,268 shares were issued pursuant to cashless exercises disclosed in Note 7, and 3,583,333 shares issued pursuant to the May and June 2011 warrants exercised in January 2012, disclosed in Note 9. These shares are reflected in the changes to stockholders’ deficit as follows:

Description	Number of shares of Common Stock	Cash Value	Par ($0.001)	Additional Paid-in Capital
Cash Exercise	3,583,333	$430,000	$3,583	$426,417
Non-Cash Exercise	4,334,268		4,334	77,647
January 2012 Warrants - Fair Value				847,034
Series A and B Warrants – financing cost				777,312
Series A and B Warrants – fair value				2,314,625
Total				$4,443,034

The total value of the Series A and B Warrants of $3,091,937 was allocated as follows: $2,314,625 was allocated to the fair value of Series A and B Warrants which were issued, and $777,312 was allocated as part of financing costs. The disclosure has been appropriately revised in accordance with the foregoing.

Securities and Exchange Commission

Division of Corporation Finance

June 21, 2012

2.	Your disclosure on page 10 which indicates that you are registering 3,583,332 shares issuable upon exercise of the January 2012 Warrants appears to be inconsistent with Note 9 on page F-33 which indicates that these warrants were exercised for cash.

Response: We have revised the wording in Note 9 on page F-33 of the Registration Statement to clarify that the 3,583,332 warrants exercised in January 2012 were originally issued in May and June 2011, as described in the first sentence under the subheading “January 2012 Financing” at page 10 of the prospectus. As set forth thereat, the 3,583,332 shares registered hereunder are the shares underlying the warrants issued in January 2012, as described in Note 9 and in the aforementioned section of the Registration Statement.

Given the minor nature of the Staff’s comments, we are filing, contemporaneously with Amendment No. 4 to the Registration Statement, a request for acceleration of the effectiveness of the Registration Statement to 4:30 PM, Eastern Time on Tuesday, June 26, 2012, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (305) 503-3873, Ext. 122 or our counsel, Dale S. Bergman, Esq. of Roetzel & Andress at (954) 462-4150.

Sincerely,

FUSE SCIENCE, INC.

By:	/s/ Brian Tuffin
Brian Tuffin, Chief Executive Officer